Exhibit 12.1

	For the period
	February 14, 2003
	(inception) through	For the year ended	For the year ended	For the year ended	For the nine months ended
	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	September 30, 2007
Net income (loss) from continuing operations	$(240,871)	$1,529,253	$3,510,957	$3,357,031	$4,564,427

Add fixed charges and preferred dividends	7,830	25,565	2,494,245	11,490,476	11,216,687

Earnings	$(233,041)	$1,554,818	$6,005,202	$14,847,507	$15,781,114

Fixed Charges:
Interest expense	—	—	2,187,586	8,041,412	7,627,353
Amortization of deferred financing fees	—	—	260,098	1,207,198	509,990
Estimated interest component of rent	7,830	25,565	46,561	54,976	9,032

Total fixed charges	7,830	25,565	2,494,245	9,303,586	8,146,375

Total preferred dividends	—	—	—	2,186,890	3,070,312

Total fixed charges and preferred dividends	7,830	25,565	2,494,245	11,490,476	11,216,687

Ratio of earnings to combined fixed charges and preferred dividends	— (1)	60.82	2.41	1.29	1.41

(1)	Note for the period February 14, 2003 through December 31, 2003 earnings, as defined, were insufficient to cover fixed charges by $240,871.